UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
STANLEY, INC.
(Name of Subject Company (Issuer))
CGI FAIRFAX CORPORATION
CGI FEDERAL INC.
CGI GROUP INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
854532108
(CUSIP Number of Class of Securities)

Claude Séguin CGI Group Inc. 1130 Sherbrooke Street West, 7th Floor Montréal, Québec Canada H3A 2M8 (514) 841-3200	George Schindler CGI Federal Inc. 11325 Random Hills Road Fairfax, Virginia 22033 (703) 267-8101	Joseph C. Figini, Esq. CGI Fairfax Corporation 11325 Random Hills Road Fairfax, Virginia 22033 (703) 267-8101
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Robert J. Grammig, Esq. Holland & Knight LLP 100 North Tampa Street, Suite 4100 Tampa, Florida 33602 (813) 227-8500	Robert Paré, Esq. Fasken Martineau DuMoulin S.E.N.C.R.L., s.r.l. The Stock Exchange Tower P.O. Box 242, Suite 3700 Montréal, Québec H4Z 1E9 (514) 397-7517	Benoit Dubé, Esq. CGI Group Inc. 1130 Sherbrooke Street West, 7th Floor Montréal, Québec Canada H3A 2M8 (514) 841-3200
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

     The following is submitted herewith:

Exhibit	Exhibit Name
(a)(5)(A)	CGI Group Inc. microsite landing page for Stanley, Inc. employees.

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